novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

02015491

SUPPL

FEB 25 2002

2002-02-01

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Yours sincerely

Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79
+45 44 42 10 02 fax

DSM

novozymes®

Press Release

11 January 2002

Novozymes A/S and DSM N.V. sign license agreement concerning phytase feed enzyme

Novozymes and DSM announce the signing of an agreement under which DSM grants a worldwide, semi-exclusive license and other rights to Novozymes for Novozymes' phytase products. The agreement settles a number of lawsuits filed in several countries, relating to the infringement and validity of phytase patents owned by DSM. All pending litigations relating to these patents have hereby been settled.

Phytase is an enzyme that is added to animal feed, mainly for pigs and chickens. It increases the nutritional value of the feed and at the same time reduces the environmentally harmful effects of phosphorus from animal manure. Phytase reduces the need for other phosphorous sources by allowing the animal to use the phosphate already present in animal feed cereals.

The market for phytase enzymes used in animal feed is growing rapidly and both DSM and Novozymes will continue their respective businesses within this area.

Under the terms of the agreement, Novozymes will pay DSM a significant upfront license fee and a royalty. The terms of the agreement will not be disclosed.

DSM is the originator of the first phytase product (Natuphos®) for animal feed applications, which was introduced on the market some ten years ago. DSM has built a strong patent portfolio for its phytase products. After several years of legal disputes between the two companies, DSM and Novozymes are pleased to conclude a license agreement on the DSM phytase technology.

Novozymes' outlook for 2001 and 2002

The license agreement does not alter the financial outlook for 2001, announced on 7 November 2001.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

For the year 2002, operating profit will be negatively impacted by DKK 15-30 million, equally distributed between the four quarters. Detailed financial outlook for 2002 will be communicated on 6 February 2002 in connection with the financial results for the full-year 2001.

Contacts DSM:

Media:
Jos van Haastrecht
DSM Food Specialties
Strategy & Marketing Services

Tel. +31 (0) 15 2792685
Fax +31 (0) 15 2793540
Jos.Haastrecht-van@dsm.com
www.dsm-foodspecialties.com

Investors:
Dries Ausems
Manager Investor Relations

Tel. +31 (0) 45 5782864

Investor.Relations@dsm.com

Contacts Novozymes:

Media:
Eva Louise H. Petersen
Tel. (direct) +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct) +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct) +45 4442 5969

DSM is a highly integrated international group of companies that is active worldwide in the field of life science products, performance materials, polymers and industrial chemicals. The group has annual sales of EUR 8.1 billion and employs about 22,000 people (year-end 2000) at more than 200 sites worldwide. By 2005 DSM aims to rank among by 2005, the world's leading players in the field of specialties characterized by a high added value, strong growth and more stable profit levels, with group sales of EUR 10 billion. At least 80% of this should be generated by specialties in which DSM holds global leadership positions.

Novozymes A/S is a biotech-based company and the world's largest producer of enzymes for industrial use. Headquartered in Denmark, Novozymes employs more than 3,300 people. The company has its own activities in 20 countries, and sells its enzymes in more than 130 countries. Novozymes' B shares are listed on the Copenhagen Stock Exchange. Novozymes was spun off from Novo Nordisk A/S in November 2000. For further company information, visit Novozymes at www.novozymes.com.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

novozymes®

Press Release

1 February 2002

Novozymes reaches first milestone in bioethanol project

The US Department of Energy (DOE) has approved the second year of funding for Novozymes' three-year subcontract to develop more cost-efficient enzymes for ethanol production, based on the achievement of the first technical milestone.

In January 2001, the DOE granted funds of up to USD 14.8 million in a research subcontract with Novozymes Biotech, Inc., the US-based research subsidiary of Novozymes A/S. The research project is aimed at reducing the cost of cellulase enzymes used in converting plant waste material (biomass) into fermentable sugars such as glucose which can then be converted to ethanol by fermentation.

The DOE subcontract, which is administered by the National Renewable Energy Laboratory, has a goal of reducing the cost of enzymes for bioethanol production 10-fold. In the first year, Novozymes has achieved a 2.3-fold reduction in enzyme cost compared to commercially available cellulase products and is thus on track in the research project.

One of the applications of bioethanol is replacement of the hazardous gasoline additive MTBE (methyl tertiary butyl ether). Several states in the USA either have phased out or are planning to phase out the use of MTBE as oxygenate in gasoline for the transportation sector.

Glenn E. Nedwin, Ph.D, president of Novozymes Biotech, Inc.: "In a few years time, it may be possible that sawdust, wood chips, straw, corn stalks and other plant residues will be used to produce gasoline with a sustainable octane count, to the great benefit of the environment."

Novozymes is currently the market leader in supplying enzymes for converting starch, mainly from corn, into fermentable sugars and hopes that new enzymes discovered during the research subcontract with the DOE can be turned into new products to bolster its market presence. The US fuel ethanol market is growing at a rapid rate of around 20 per cent annually.

Novozymes A/S
Stakeholder
Communications

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

Danish CVR Number
10 00 71 27

The DOE's National Biofuels Program seeks to cost-effectively produce ethanol and other fuels from biomass resources such as agricultural and forestry residues, etc. This effort is made in close cooperation with industry and carried out primarily by the National Renewable Energy Laboratory in Golden, Colorado, USA, a national laboratory of the DOE.

Contacts - Novozymes:

Media:
Eva Louise Petersen
Tel. (direct) +45 4442 3338

Investors:
Michael Steen-Knudsen
Tel. (direct) +45 4442 6048

Thomas Kudsk Larsen
Tel. (direct) +45 4442 5969

Contacts - DOE:
Robert Wooley
Tel. (direct) +1 303 384 6825

Novozymes A/S is a biotech-based world leader in enzymes. With headquarters in Denmark, Novozymes employs more than 3,400 people. The company has its own activities in 20 countries and sells its enzymes in more than 130 countries. Novozymes' B shares are listed on the Copenhagen Stock Exchange. Novozymes demerged from Novo Nordisk A/S in November 2000 but remains a member of the Novo Group. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S Stakeholder Communications
Krogshoejvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
Danish CVR Number 10 00 71 27

novozymes®

Press Release

6 February 2002

Novozymes A/S

Financial statement for the year 2001

The results match the growth targets for 2001 stated in Novozymes' year 2000 financial statement announced on 21 February 2001.

- Sales rose by 5% to DKK 5,271 million. Sales growth was negatively affected to a moderate degree by the depreciation of the Group's invoicing currencies.
- Operating profit increased by 10% to DKK 904 million and the operating profit margin rose from 16.4% to 17.2%.
- Profit before tax rose by 24% to DKK 871 million, net financial expenses being DKK 33 million, against DKK 120 million in 2000.
- Net profit amounted to DKK 602 million, against DKK 483 million, representing an increase of 25%. Earnings per share rose by 26% to DKK 8.10.
- Free cash flow, including acquisitions, was DKK 487 million, against DKK 655 million in 2000.
- Return on invested capital (ROIC) rose from 9.8% to 12.0%.
- The Board of Directors propose that the dividend rate for 2001 be set at DKK 2.00 per share of DKK 10, compared to DKK 1.65 in 2000, representing an increase of 21%.
- The Board of Directors has adopted a resolution to buy back own shares in the market for maximum DKK 200 million.

Outlook for 2002:

- Assuming that exchange rates remain at the present levels for the rest of the year, especially USD, JPY and BRL against DKK, the outlook is:
    - An increase in operating profit of 7-8%, and in net profit of 5-7%. This estimate includes the costs related to a settlement with DSM, etc. Exclusive hereof this corresponds to an increase of 9-11%.
    - Positive development in the return on invested capital.

Novozymes A/S Stakeholder Communications | Krogshøjvej 36, 2880 Bagsvaerd, Denmark | Telephone: +45 8824 9999 | Telefax: +45 4442 1002 | Internet: www.novozymes.com | CVR Number 10 00 71 27

Financial statement for the year 2001

DKK million	2001	EUR(*) 2001	2000	1999	1998	Growth in 2001 %
Technical enzymes, etc.	**3,447**	**463**	3,548	3,289	3,192	**(3)**
Food enzymes	**1,387**	**186**	1,187	983	897	**17**
Feed enzymes	**437**	**59**	298	229	175	**47**
Net turnover	**5,271**	**708**	5,033	4,501	4,264	**5**
Operating profit	**904**	**121**	825	687	603	**10**
Operating profit margin (%)	**17.2**	**17.2**	16.4	15.3	14.1	**-**
Net financials	**(33)**	**(4)**	(120)	(85)	(39)	**-**
Profit before tax	**871**	**117**	705	602	564	**24**
Tax	**267**	**36**	220	192	177	**21**
Minority interests	**(2)**	**(0)**	(2)	-	6	**-**
Net profit	**602**	**81**	483	410	393	**25**
Equity at year-end	**4,058**	**545**	3,962	3,344	2,677	**2**
Balance sheet, year-end	**8,453**	**1,136**	8,341	8,088	7,730	**2**
Research and development costs	**678**	**91**	645	607	604	**5**
Depreciation, etc.	**492**	**66**	491	479	483	**0**
Capital expenditure (net)	**469**	**67**	383	566	372	**22**
Free cash flow	**487**	**65**	655	230	628	**(26)**
ROIC (%)	**12.0**	**12.0**	9.8	8.4	7.4	**-**
Average number of employees	**3,349**	**3,349**	3,204	3,199	3,167	**0**
Earnings per DKK 10 share (DKK)	**8.10**	**1.09**	6.41	5.43	5.22	**26**
Average A and B shares in issue (million)	**74.3**	**74.3**	75.3	75.4	75.2	**-1**

(*) Conversion to euro is based on the conversion rate at 31 December 2001 (DKK 7.44).

In accordance with the Group's accounting policies, earnings per share are calculated on the basis of the result for the period divided by the sum of the weighted average number of shares and options "in the money". Options "in the money" are defined as the options for which the offer price is lower than the market price at year-end.

The accounting policies are amended from Novozymes A/S' announcement of the financial statement for the year of 21 February 2001, see "Changes in accounting policies" on p. 8.

Novozymes A/S
Stakeholder
Communications

Krogshøjvej 36
2880 Bagsvaerd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com

CVR Number
10 00 71 27

Novozymes in the year 2001

Sales rose by 5% to DKK 5,271 million from DKK 5,033 million in 2000.

Operating profit increased by 10% to DKK 904 million.

The operating profit margin, defined as operating profit as a percentage of net turnover, increased from 16.4% to 17.2%.

The Group generated profits of DKK 871 million before and DKK 602 million after tax, corresponding to growth against 2000 of 24% before and 25% after tax.

Earnings per share increased by 26% from DKK 6.41 to DKK 8.10.

Net capital expenditure totalled DKK 469 million, which was significantly less than the year's depreciation charges.

Free cash flow including the acquisition of Novozymes Biologicals developed very satisfactorily to DKK 487 million. Free cash flow adjusted for acquisitions is higher than in 2000.

The return on invested capital (ROIC) improved from 9.8% in 2000 to 12.0% in 2001. ROIC (return on invested capital) is defined as operating profit after tax as a percentage of average invested capital (adjusted for exchange gains/losses from the hedging activities in the respective years).

The results match the growth targets for 2001 stated in Novozymes' year 2000 financial statement announced on 21 February 2001.

Sales

Sales increased by 5% from DKK 5,033 million to DKK 5,271 million for the equivalent period of 2000. Volumes, prices and product mix accounted for most of the increase since exchange rate movements had only a weak negative impact on sales.

The growth rate was particularly strong in North America, although sales are positively affected by the strength of the dollar against the Danish krone. Sales in Asia likewise developed satisfactorily after adjustment for stock buy-back in Japan and the unfavourable development in exchange rates in Asia. Latin America was the only geographical area to show a sales decline, which is due to a combination of the negative impact of exchange rate fluctuations in the Group, especially the devaluation of the Brazilian real, and a downturn in sales to the detergent industry.

<u>Sales of technical enzymes, etc.</u>, edged down by 3% against the same period of 2001. Adjusted for stock buy-back in the period sales of technical enzymes, etc. fell by 2%.

As stated previously, sales to the detergent industry, especially of the protease product group, were affected by fierce competition, and were therefore exposed to pressure on both volumes and prices.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Sales of other technical enzymes, etc., which in this financial statement include the sales of Novozymes Biologicals, performed well. The background was the acquisition of Novozymes Biologicals, whose sales and integration with the rest of the Group are proceeding according to plan, as well as the ongoing favourable growth rates for sales to the fuel industry.

Sales of food enzymes showed an increase of 17%. Especially enzymes for the baking and beverage industries made sound contributions to sales growth. All application areas for food enzymes showed healthy growth.

The introduction of the new baking enzyme, Lipopan® F, proceeded satisfactorily.

Feed enzymes achieved growth at 47%. The significant sales growth was related to the bans on usage of meat and bone meal in animal feeds by the EU, and now also Japan, as well as a very successful strategic alliance between Novozymes and Roche Vitamins and Fine Chemicals.


Sales in 2001
Distributed on industry segments
Detergents
41%
Other
technical etc.
25%
Food
26%
Feed
8%


Sales in 2000
Distributed on industry segments
Detergents
48%
Other
technical
23%
Food
23%
Feed
6%

Costs

Total costs excluding net financials and tax rose by 4%, to DKK 4,367 million in total. Costs thus increased less than sales.

Production costs rose by 4% to DKK 2,516 million. The background is a volume increase exceeding 7%. The gross profit margin climbed from 52.0% to 52.3% due among other things to better production yields.

Sales and distribution costs rose by 4% to DKK 680 million.

Research and development costs increased by 5% to DKK 678 million.

Administrative expenses rose by 3% to DKK 531 million.

Total staff costs – including Novozymes Biologicals - increased by 9% to DKK 1,453 million. The workforce showed a moderate increase from 2000 after adjustment for acquisitions, with an average of 3,349 employees in 2001.

Depreciation charges, which are distributed between the relevant cost items above, amounted to DKK 492 million, against DKK 491 million in 2000.

Licence fees and Other operating income

Licence fees and Other operating income rose from DKK 23 million in 2000 to DKK 38 million in 2001. The figure is positively affected by payments from the US Department of Energy in connection with a research grant for development of enzymes for bioethanol production (alcohol as a petrol additive).

Net financials

Novozymes recorded net financial expenses of DKK 33 million, down from DKK 120 million in 2000.

	2001	**2000**
Net foreign exchange gains/losses	36	(65)
Net interest payable	(76)	(77)
Other financial items	7	22
Financial items, total	**(33)**	**(120)**

Profit before and after tax and movements in shareholders' equity

The Group generated profit of DKK 871 million before and DKK 602 million after tax, corresponding to growth of 24% before and 25% after tax.

Group shareholders' equity at beginning of 2001	**3,962**
Net profit	602
Value adjustment of hedging instruments	(45)
Dividend paid	(124)
Purchase of own shares	(424)
Currency translation adjustments for net assets, etc.	87
Group shareholders' equity at end-2001	**4,058**

Capital expenditure and free cash flow

Net capital expenditure increased from DKK 383 million to DKK 469 million. The investment level includes acquisitions. Free cash flow fell from DKK 655 million to DKK 487 million. Free cash flow after adjustment for acquisitions was higher in 2001 than in 2000.

Outlook for 2002

In 2002, sales increases are expected for all product areas.
Technical enzymes, etc., including enzymes for the detergent industry, are expected to grow by around 5%, food enzymes by 10-15%, and feed enzymes by 15-20%.

The planned growth in sales of detergent enzymes is expected to be realized in the second half of 2002, when sales of new products are estimated to have a positive impact.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Assuming that exchange rates remain at current levels for the rest of 2002 – especially USD, JPY and BRL against DKK – the increase in net turnover in 2002 is expected to be 7-8% above sales in 2001.
The development in sales is supported by Novozymes' expectations to introduce six to eight new products during 2002.

The level of expenses in 2002 will be affected by a number of special conditions, including the costs of the aforementioned settlement with DSM. The work of implementing the new strategy that was communicated on 8 August 2001 will also contribute to higher expenses than in 2001. This work includes ongoing investigation of potential new cooperation partners and acquisition candidates, and the continuation of the pharmaceutical projects that have already been launched.

Excluding the costs of the DSM settlement and the new activities, this corresponds to an increase of 9-11% in operating profit.

Prices for significant raw materials are expected to rise. As in previous years, further productivity and yield improvements in production are planned.

Despite the aforementioned development in costs, the operating profit is expected to increase by 7-8%.

The operating profit margin is expected to be maintained at the level of 17%.

In order to minimise the risks of declining exchange rates, especially the net exposure to USD and JPY, again in 2002 Novozymes has hedged USD and JPY to cover 12 months of the current year's expected net cash flows in USD and JPY. Depending on the actual development in exchange rates over the year, the loss or gain on these hedging transactions will affect either operating profit or net financials. At the current level of exchange rates this entails a foreign exchange gain which, all else being equal, will improve net financials for 2002. As a consequence, net financial expenses are expected to lie at between DKK 55 and 65 million in 2002.

The effective tax rate is expected to be 30%.

On this basis, the profit after tax is expected to increase by 5-7% from the year 2001.

The Group's investments in fixed assets are expected to fall short of the depreciation for the year. 2002 will thus be the third consecutive year of investments below depreciation.

The free cash flow is expected to be at the same level as in 2001, in both cases excluding acquisitions.

The Group's return on capital, measured as ROIC, is expected to develop positively from the level in 2001, when ROIC was 12.0%.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Dividend

The Board of Directors will propose to the ordinary annual meeting of shareholders on 20 March 2002 that the dividend rate for 2001 be set at DKK 2.00 per share of DKK 10. This corresponds to an increase of 21% against 2000. No dividend will be paid on the company's holding of own shares.

New share buy-backs and holding of own shares

The Board of Directors has adopted a resolution to buy back own shares in the market for maximum DKK 200 million. The purchased shares will be included in the portfolio of own shares to cover option schemes.

As of 31 December 2001, Novozymes' holding of own shares (Treasury shares) comprised 2,550,000 B shares, equivalent to 3.4% of the total number of shares in issue.

The Novozymes shares and options held by the Board of Directors and Executive Management are unchanged from the third quarter of 2001.

Share options

Since the financial target was met in 2001, options will be issued to around 3,100 Novozymes staff at an agreed price of DKK 186, being the average share price of the week in which the option scheme was introduced.

The option scheme for 2001 totals approximately 1.3 million B shares. The options can be utilized after 3 years at the earliest. The Board of Directors has approved an equivalent option scheme for 2002. As for the preceding option scheme, options are only granted if certain financial targets are met.

Pending litigation

In November 2001, Danisco A/S brought an action before Det Danske Voldgiftsinstitut (Copenhagen Arbitration), claiming that Novozymes had unrightfully appropriated certain lipase-related inventions in connection with a cooperation project between the companies that has now been concluded, and inserted these inventions in its own patent application. Novozymes believes that the legal action is based on a number of misunderstandings, and moreover, Novozymes has made a counterclaim for damages for any detrimental effects on sales of Lipopan® F.

Events occurring after the close of the financial year

Novozymes and the Dutch company DSM entered into an licence agreement in January, whereby DSM gives Novozymes a global, partly exclusive licence, and other rights to DSM's phytase patents. This agreement terminates a number of legal actions in several countries concerning infringement and the validity of DSM's phytase patents. All current legal disputes concerning these patents have thus now been concluded. Novozymes can now concentrate fully on utilizing the full potential of this rapidly expanding business area.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

At the beginning of January 2002, Genencor took out an injunction against Novozymes for infringement of certain patent rights belonging to Genencor through the sale of Carezyme® to e.g. Procter & Gamble. Novozymes does not consider the patents to have been infringed.

Changes in accounting policies
As a consequence of the adoption of the new Danish Company Accounts Act 2001, Novozymes has taken the opportunity to implement the provisions of the Act as from the 2001 accounts. The implementation of the Danish Company Accounts Act 2001 has had no effect on the profit and loss account, and has only affected the balance sheet and certain key figures to a limited extent.

The accounting policies applied are amended in the following areas:

- The value of derived financial instruments concerning the hedging of future cash flows is recorded directly to shareholders' equity until realization of the hedged assets.
- The proposed dividend is recorded separately under shareholders' equity until adopted by the annual meeting of shareholders.

The accumulated effect of the changes in accounting policies increases shareholders' equity by an amount totalling DKK 168 million to DKK 4,058 millon.

All summary and key figures are adjusted in accordance with the changes in accounting policies described above.

Forward-looking statement
The sections above contain forward-looking statements.
Forward-looking statements are by their very nature associated with risks and uncertainties that may cause actual results to differ materially from expectations, including unexpected developments in the international currency, bond and money markets, market-driven price decreases for Novozymes' products and the introduction of competing products in Novozymes' core areas.

Annual report
The printed annual report for the year 2001 is due to be published on 11 March 2002. However, the annual report is expected to be available on the company's website www.novozymes.com from 26 February 2002.

Annual meeting of shareholders
The Company's ordinary annual meeting of shareholders will be held on 20 March 2002.

Enclosure
Novozymes' profit and loss account, balance sheet, statement of cash flows and financial reserves are enclosed.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Bagsvaerd, 6 February 2002

The Board of Directors
Novozymes A/S

For further information, please contact:

Media Relations:
Eva Louise Holm Petersen
Tel.: (direct): +45 4442 3338

Investor Relations:
Michael Steen-Knudsen
Tel.: (direct): +45 4442 6048

Thomas Kudsk Larsen
Tel.: (direct): +45 4442 5969

Publication of financial results for 2002

First quarter	8 May
First half	14 August
First nine months	6 November
Full year	February 2003

Financial results by quarter, 2001 and 2000

(DKK million)	2001 Q 4	Q 3	Q 2	Q 1	2000 Q 4	Q 3	Q 2	Q 1	%*)
Technical enzymes, etc.	***878***	*892*	*849*	*828*	*898*	*947*	*884*	*819*	**(2)**
Of which detergents	**510**	518	556	556	605	646	607	546	**(16)**
Food enzymes	***378***	*378*	*317*	*314*	*310*	*345*	*280*	*252*	**22**
Feed enzymes	***133***	*104*	*88*	*112*	*87*	*79*	*65*	*67*	**53**
Net turnover	**1,389**	1,374	1,254	1,254	1,295	1,371	1,229	1,138	**7**
Operating profit	**259**	260	208	177	240	267	190	128	**8**
Net financials	**1**	(31)	(7)	4	(25)	(63)	(31)	(1)	**-**
Profit before tax	**260**	229	201	181	215	204	159	127	**21**
Tax	**78**	71	62	56	64	64	51	41	**22**
Minority interests	**-**	(1)	1	(2)	-	(3)	1	-	**-**
Net profit	**182**	157	140	123	151	137	109	86	**21**
Earnings per share of DKK 10	**2.47**	2.12	1.88	1.64	2.00	1.82	1.45	1.14	**24**
Average A and B shares, diluted (million)	**73.7**	73.9	74.6	74.9	75.3	75.3	75.3	75.4	**(2)**

(Quarterly figures are unaudited.)
*) Growth from fourth quarter 2000 to fourth quarter 2001.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36
2880 Bagsvaerd
Denmark
Telephone: +45 8824 9999
Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

Geographical distribution of sales

(DKK million)	**2001**				2000				%*)
	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	
Europe, Africa, etc.	**541**	597	530	563	581	600	490	479	**(7)**
Asia Pacific	**289**	268	238	226	212	264	265	249	**36**
North America	**438**	408	369	347	377	378	351	286	**16**
Latin America	**121**	101	117	118	125	129	123	124	**(3)**
Net turnover	**1,389**	1, 374	1,254	1,254	1,295	1,371	1,229	1,138	**7**

*) Development from 4th quarter 2000 to 4th quarter 2001.

Enclosure

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

THE NOVOZYMES GROUP
PROFIT AND LOSS ACCOUNT

	Note	1999 DKK million	2000 DKK million	2001 DKK million
Net turnover		4,501	5,033	5,271
Production costs		2,207	2,414	2,516
Gross profit		**2,294**	**2,619**	**2,755**
Sales and distribution costs		535	657	680
Research and development costs		607	645	678
Administrative expenses		479	515	531
License fees and Other operating income (net)		14	23	38
Operating profit		**687**	**825**	**904**
Financial income		144	120	130
Financial expenses		229	240	163
Profit before taxation		**602**	**705**	**871**
Corporation tax		192	220	267
Profit incl. minority interests		**410**	**485**	**604**
Equity minority interests		0	-2	-2
Net profit		**410**	**483**	**602**

Changes in shareholders' equity			
Shareholders' equity at 1 January	2,685	3,344	3,962
Net profit	410	483	602
Currency adjustments of participating interests in subsidiaries	255	93	87
Purchase of own participating interests	-	(8)	(424)
Purchase of Novo Nordisk A/S shares before the Demerger	-	(189)	-
Transfer of Novo Nordisk A/S shares to Securities after the Demerger	-	166	-
Paid dividend	-	-	(124)
Value adjustment of hedging instruments	(6)	73	(45)
Shareholders' equity at 31 December	**3,344**	**3,962**	**4,058**

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

THE NOVOZYMES GROUP

BALANCE SHEET

	31 Dec 2000 DKK million	31 Dec 2001 DKK million
ASSETS		
Assigned patents, licences and know-how	55	178
Goodwill	-	42
Intangible fixed assets	**55**	**220**
Land and buildings	2,152	2,165
Production plant and machinery	1,540	1,369
Other equipment	374	492
Tangible assets in course of construction and payments on account for tangible assets	465	512
Tangible fixed assets	**4,531**	**4,538**
Other securities and participating interests	-	22
Fixed asset investments	**-**	**22**
Total fixed assets	**4,586**	**4,780**
Raw materials and consumables	172	166
Work in progress	302	339
Finished goods	766	886
Stocks	**1,240**	**1,391**
Trade debtors	802	924
Amounts owed by related parties	26	9
Tax receivable	191	212
Deferred tax receivable	27	38
Other debtors	473	213
Debtors	**1,519**	**1,396**
Securities	**460**	**193**
Cash at bank and in hand	**536**	**693**
Total current assets	**3,755**	**3,673**
Total assets	**8,341**	**8,453**

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

THE NOVOZYMES GROUP

BALANCE SHEET

	Note	31 Dec 2000 DKK million	31 Dec 2001 DKK million
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital		754	754
Other comprehensive income		312	399
Retained earnings		2.772	2.759
Proposed dividends		124	146
Total shareholders' equity		**3.962**	**4.058**
Minority interests		**83**	**105**
Provisions for pension commitments and similar obligations		59	59
Provisions for deferred tax (net)		905	1.017
Other provisions		15	14
Total provisions		**979**	**1.090**
Credit institutions		902	1.917
Amounts owed to related parties		25	-
Total long-term liabilities		**927**	**1.917**
Credit institutions		1.352	286
Trade creditors		169	287
Amounts owed to related parties		171	55
Tax payable		99	71
Other creditors		599	584
Total current liabilities		**2.390**	**1.283**
Total liabilities		**3.317**	**3.200**
Total liabilities and shareholders' equity		**8.341**	**8.453**

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27

THE NOVOZYMES GROUP
CASH FLOWS AND FINANCIAL RESERVES

	1999 DKK million	2000 DKK million	2001 DKK million
Net profit	**410**	**483**	**602**
Reversals with no effect on cash flow	480	788	927
Corporation tax paid	(148)	(229)	(199)
Interest received	147	88	61
Interest paid	(139)	(161)	(142)
Cash flow before change in working capital	**750**	**969**	**1,249**
Change in working capital:			
(Increase)/decrease in trade debtors and other debtors	(154)	(212)	27
(Increase)/decrease in stocks	127	88	(139)
Increase/(decrease) in amounts owed to related parties (net)	(32)	121	(105)
Increase/(decrease) in trade creditors and other creditors	105	72	103
Cash flow from operating activities	**796**	**1,038**	**1,135**
Investments:			
Purchase of intangible fixed assets	-	-	(179)
Sale of tangible fixed assets	1	15	16
Purchase of tangible fixed assets	(567)	(398)	(485)
Cash flow from investing activities	**(566)**	**(383)**	**(648)**
Free cash flow	**230**	**655**	**487**
Financing:			
Long-term loans/(repaid)	1,850	-	1,000
Loan issued repaid	-	(750)	(1,100)
Loan issued from/(repaid to) Novo Nordisk Group	(2,398)	(40)	(25)
Purchase of shares in Novo Nordisk A/S	-	(189)	-
Purchase of own shares	-	(8)	(424)
Additions to minority interests	-	-	20
Paid dividend	-		(124)
Cash flow from financing activities	**(548)**	**(987)**	**(653)**
Net cash flow	**(318)**	**(332)**	**(166)**
Unrealised gain/(loss) on currencies and securities included in financial reserves	94	(13)	(5)
Net change in financial reserves	**(224)**	**(345)**	**(171)**
Financial reserves at 1 January	1,147	923	578
Financial reserves at 31 December	**923**	**578**	**407**
Undrawn committed credit facility	1,000	1,000	1,500
Financial reserves at 31 December	**1,923**	**1,578**	**1,907**

The figures in the statement of cash flows and financial reserves can not be derived directly from the consolidated account for 1999, 2000 and 2001. The reason is that for each of these years, in order to present the statement of cash flows and financial reserves, the balance sheet at the beginning of the year is converted at the exchange rate at the end of the same year. This eliminates the changes in cash flows due to foreign exchange rate fluctuations.

Novozymes A/S Stakeholder Communications
Krogshøjvej 36 2880 Bagsvaerd Denmark
Telephone: +45 8824 9999 Telefax: +45 4442 1002
Internet: www.novozymes.com
CVR Number 10 00 71 27